Securities and Exchange Commission

April 3, 2014

April 3, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Jennifer Thompson, Accounting Branch Chief

Re:	Belk, Inc.
Form 10-K for Fiscal Year Ended February 2, 2013
Filed on April 17, 2013
File No. 000-26207

Dear Ms. Thompson:

With respect to your letter dated March 20, 2014, regarding your review of our filings, you request a response to the respective comments within 10 business days or for us to advise of when we would provide a response. Pursuant to our conversation with Jarrett Torno on April 2, 2014, I am writing to request additional time to provide our responses. Due primarily to the work associated with our current year-end and compiling the information discussed in our conversation with Jarrett Torno on April 2, 2014, I would appreciate an extension for our response until April 17, 2014.

Thank you for your consideration. Please do not hesitate to call the undersigned at (704) 426-8250 if you have any questions.

Very truly yours,

/s/ Adam M. Orvos

Adam M. Orvos
Executive Vice President and Chief Financial Officer